

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Stephen Hoffman
Chief Executive Officer
Aerpio Pharmaceuticals, Inc.
9987 Carver Road
Cincinnati, OH 45242

Re: Aerpio Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed December 28, 2018
File No. 333-229087

Dear Mr. Hoffman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-551-3491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance